UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 7)

Under the Securities Exchange Act of 1934*

LIFEWAY FOODS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

531914109
(CUSIP Number)

Douglas A. Hass General Counsel and Assistant Corporate Secretary Lifeway Foods, Inc. 6431 Oakton Street Morton Grove, IL 60053 (847) 967-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	531914109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludmila Smolyansky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,771,576
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 6,771,576
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,771,576
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.14%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No.	531914109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julie Smolyansky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 519,068
	8.	SHARED VOTING POWER 500,000
	9.	SOLE DISPOSITIVE POWER 519,068
	10.	SHARED DISPOSITIVE POWER 500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,068
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No.	531914109

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward Smolyansky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 256,707
	8.	SHARED VOTING POWER 500,000
	9.	SOLE DISPOSITIVE POWER 256,707
	10.	SHARED DISPOSITIVE POWER 500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 756,707
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.71%
14.	TYPE OF REPORTING PERSON (see instructions) IN

AMENDMENT 7 TO SCHEDULE 13D

This Amendment No. 7 amends and supplements the Schedule 13D/A No. 6 filed on March 15, 2016 by Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky. This Amendment No. 7 is being filed by Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky for the purpose of (i) disclosing their agreement to form their group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) and (ii) providing additional information regarding their respective beneficial ownership.

Item 2.          Identity and Background

Item 2 of the Schedule 13D is hereby replaced in its entirety by the following:

(a)  This statement is filed by Ludmila Smolyansky, an individual resident of Illinois; Julie Smolyansky, an individual resident of Illinois; and Edward Smolyansky, an individual resident of Illinois (together, the “Reporting Persons”).

(b)  The business address of each of the Reporting Persons is c/o Lifeway Foods, 6341 Oakton Street, Morton Grove, Illinois 60053.

(c)  Ludmila Smolyansky's principal occupation is as consultant to and the Chairperson of the Board of Directors of Issuer. Julie Smolyansky's principal occupation is as the President and Chief Executive Officer of Issuer.  Julie Smolyansky also serves as a Director of Issuer. Edward Smolyansky's principal occupation is as the Chief Operating Officer and Treasurer of Issuer. Edward Smolyansky also serves as a Director of Issuer.

(d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a U.S. citizen.

Item 3.            Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

Ludmila Smolyansky

On December 30, 2016, Ludmila Smolyansky, through the Ludmila Smolyansky Trust 2/1/05 of which Ms. Smolyansky is a trustee, disposed of 3,735 shares of Common Stock as a gift.

On December 30, 2016, Ms. Smolyansky, through The Smolyansky Family Foundation of which Ms. Smolyansky is a trustee, acquired 7,343 shares of Common Stock as a gift.

Julie Smolyansky

On December 30, 2016, Julie Smolyansky, on behalf of minor children, acquired 1,200 shares of Common Stock as a gift.

Edward Smolyansky

On December 30, 2016, Edward Smolyansky acquired 1,200 shares of Common Stock as a gift.

On December 30, 2016, Mr. Smolyansky disposed of 6,008 shares of Common Stock as a gift.

Item 4.          Purpose of Transaction

The Reporting Persons are filing this Schedule 13D/A to report their intent to act as a group as of the date of this filing.

Item 5.          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended to add the following:

(a)-(b) The Reporting Persons may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 8,047,351 shares of Common Stock as of September 30, 2017, which represent 50.08% of the Issuer’s outstanding shares of Common Stock. The 8,047,351 shares consist of 6,754,233 shares of Common Stock owned by Ludmila Smolyansky through the Ludmila Smolyansky Trust 2/1/05, of which Ludmila Smolyansky is the trustee, 17,343 shares of Common Stock held by The Smolyansky Family Foundation of which Ludmila Smolyansky is the trustee, 499,262 shares of Common Stock owned directly by Julie Smolyansky, 16,920 shares beneficially owned by Julie Smolyansky on behalf of minor children, 2,886 shares owned by Julie Smolyansky’s spouse, 256,707 shares of Common Stock owned by Edward Smolyansky and 500,000 shares held by the LLC, of which Julie Smolyansky owns 50% and Edward Smolyansky owns 50%. Each of Julie Smolyansky and Edward Smolyansky disclaim beneficial ownership of shares held by the LLC except to the extent of any pecuniary interest therein. Each Reporting Person has sole voting and dispositive control over the shares ascribed to him or her, except for the 500,000 shares owned by the LLC, over which Julie Smolyansky and Edward Smolyansky share voting and dispositive control.

This percentage calculation was based on 16,068,430 shares outstanding as of August 3, 2017 as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017 as filed with the Securities and Exchange Commission.

(c) There have been no transactions in the shares of Common Stock by any of the Reporting Persons during the past sixty days:

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2017
	By:	/s/ Ludmila Smolyansky
Ludmila Smolyansky

Dated: October 6, 2017
	By:	/s/ Julie Smolyansky
Julie Smolyansky

Dated: October 6, 2017
	By:	/s/ Edward Smolyansky
Edward Smolyansky

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